                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                     MERIDIAN POINT REALTY TRUST VIII CO.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON SHARES
                               PREFERRED SHARES
                     ------------------------------------
                       (Title of Classes of Securities)

                                  589954-10-6
                                  589954-20-5
                              -------------------
                                (CUSIP Numbers)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 12, 1998
                    --------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        This Document contains 6 Pages.

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CUSIP NO.  589954-20-5                  13D/A                PAGE 2 OF 6 PAGES
------------------------                                    -------------------



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       1        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                EastGroup Properties, Inc.
--------------------------------------------------------------------------------

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------

       3        SEC USE ONLY


--------------------------------------------------------------------------------

       4        SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(e) or 2(f)                               [_]

--------------------------------------------------------------------------------

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------------------------------------------------------------------------------

       7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,043,201 Preferred Shares
--------------------------------------------------------------------------------

       8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                SHARES*                                                      [_]

--------------------------------------------------------------------------------

       9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                     90.0%
--------------------------------------------------------------------------------

      10        TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------


                   * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  589954-10-6               13D/A                   PAGE 3 OF 6 PAGES
------------------------                                    -------------------


--------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                EastGroup Properties, Inc.
--------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------

      3         SEC USE ONLY


--------------------------------------------------------------------------------

      4         SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(e) or 2(f)                               [_]

--------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------------------------------------------------------------------------------

      7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,511,203 Common Shares
--------------------------------------------------------------------------------

      8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                SHARES*                                                      [_]

--------------------------------------------------------------------------------

      9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                      90.0%
--------------------------------------------------------------------------------

     10         TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT
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    EastGroup-Meridian, Inc., (the "Purchaser"), a Missouri corporation and a wholly-owned subsidiary of EastGroup Properties, Inc.("EastGroup"), a Maryland corporation, hereby amend their Statement on Schedule 13D with respect to the common shares, par value $0.001 per share ("Common Shares"), and preferred shares, par value $0.001 per share ("Preferred Shares"), of Meridian Point Realty Trust VIII Co. (the "Company"), a Missouri corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the previously filed Schedule 13D and amendments thereto.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add the following:

     The Purchaser will use approximately $42.5 million to purchase the 1,440,740 Preferred Shares and the 3,302,510 Common Shares pursuant to the exercise of the options granted under Article VIII of the Merger Agreement (the "Option Shares"). The Purchaser will obtain such funds from EastGroup. EastGroup will obtain approximately $13.5 million of the funds necessary to purchase the Option Shares from its credit facilities with Deposit Guaranty National Bank ("DGNB"), Jackson, Mississippi and approximately $29.0 million from a recently opened margin account with A.G. Edwards & Sons, Inc. ("AGE"), St. Louis, Missouri. The credit facilities with DGNB bear interest at a rate of LIBOR plus 1.40% and the account with AGE bears interest at a rate of not more than 7.75%. The funds borrowed to purchase the Option Shares will be returned to EastGroup immediately after the effectiveness of the Merger and EastGroup will repay the borrowings immediately.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended to add the following:

     On May 12, 1998, Purchaser delivered to the Company written notice stating that Purchaser will purchase 1,440,740 Preferred Shares for $10.00 per share and 3,302,510 Common Shares for $8.50 per share pursuant to the exercise of its options under Article VIII of the Merger Agreement. The closing of such purchase will take place on June 1, 1998. Immediately following the closing of the purchase of such Shares, Purchaser and the Company will complete the Merger. Immediately after the effectiveness of the Merger, the Preferred Shares and Common Shares will be delisted from the American Stock Exchange and will be removed from registration under the Exchange Act. At the Effective Time of the Merger, (i) each Preferred Share issued and outstanding (other than Dissenting Shares representing Preferred Shares and Preferred Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which are to be canceled pursuant to the Merger Agreement) will be converted into the right to receive in cash, without interest, $10.00 per share, and (ii) each Common Share issued and outstanding (other than Dissenting Shares representing Common Shares and Common Shares held by the Company, any subsidiary of

                                       4
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the Company, EastGroup or the Purchaser which are to be canceled pursuant to the
Merger Agreement) will be converted into the right to receive in cash, without interest, $8.50 per share.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended to add the following:

     Upon exercise of the options granted under Article VIII of the Merger Agreement, Purchaser will own 6,043,201 Preferred Shares (90% of the outstanding Preferred Shares) and 4,511,203 Common Shares (90% of the outstanding Common Shares).

                                       5
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 13, 1998                EASTGROUP PROPERTIES, INC.



                                    By:  /s/ N. Keith McKey
                                       ----------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Executive Vice President



                                    EASTGROUP-MERIDIAN, INC.



                                    By:  /s/ N. Keith McKey
                                       ----------------------------------------
                                         Name:     N. Keith McKey
                                         Title:    Vice President

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